Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-162546 on Form S-8 and to the use of our reports dated May 23, 2024 relating to the financial statements of Silvercorp Metals Inc. (“Silvercorp”) and the effectiveness of Silvercorp’s internal control over financial reporting appearing in this Annual Report on Form 40-F for the year ended March 31, 2024.

/s/ Deloitte LLP

Chartered Professional Accountants

June 4, 2024

Vancouver, Canada